As filed with the Securities and Exchange Commission on September 9, 2002.

                                                      Registration No. 333-90742


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------

                         CASUAL MALE RETAIL GROUP, INC.
                        (formerly known as Designs, Inc.)
             (Exact name of Registrant as specified in its charter)

            Delaware                                       04-2623104
(State or other jurisdiction of                         (I.R.S. Employer
  incorporation or organization)                      Identification Number)


                               555 Turnpike Street
                           Canton, Massachusetts 02021
                                 (781) 828-9300
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                                ----------------

                               Dennis R. Hernreich
                             Chief Financial Officer
                               555 Turnpike Street
                           Canton, Massachusetts 02021
                                 (781) 828-9300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                -----------------

                                    Copy to:

                              Peter G. Smith, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100

        Approximate date of commencement of proposed sale to the public: At such time or times as may be determined by the selling stockholders after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _______

        If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

              -----------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to completion, dated September 9, 2002


                             Preliminary Prospectus
                          -----------------------------

                                24,809,338 SHARES

                         CASUAL MALE RETAIL GROUP, INC.

                                  COMMON STOCK

                          -----------------------------

        This prospectus relates to the offer and sale by the selling stockholders listed beginning on page 10 of up to 24,809,338 shares of common stock, par value $0.01 per share, of Casual Male Retail Group, Inc. (formerly known as Designs, Inc.), consisting of (i) 1,379,300 shares of recently issued common stock, (ii) 18,016,200 shares of common stock issued following the conversion on August 8, 2002 of our series B convertible preferred stock, par value $0.01 per share, (iii) 3,391,471 shares of common stock issuable upon exercise of outstanding warrants, (iv) 1,140,000 shares of common stock issuable upon exercise of outstanding options and (v) 882,367 presently outstanding shares of common stock.

        We issued 1,379,300 shares of common stock and 180,162 shares of series B preferred stock to certain selling stockholders in various private placement transactions in April and May 2002. Each share of series B preferred stock was automatically converted into 100 shares of common stock following the approval of the issuance of such common stock by our stockholders at the annual meeting of stockholders held on August 8, 2002. The selling stockholders may sell all or some of their respective shares offered pursuant to is prospectus through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any proceeds from the sale of any of the shares by the selling stockholders.


        Our common stock is listed on the Nasdaq National Market under the symbol "CMRG" (and was formerly listed under the symbol "DESI"). On September 6, 2002, the last reported sale price of our common stock was $4.89 per share.


        Investing in our common stock involves risks. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

               The date of this prospectus is [___________], 2002.

                                TABLE OF CONTENTS



THE COMPANY...................................................................3

RECENT DEVELOPMENTS...........................................................4

RISK FACTORS..................................................................4

FORWARD-LOOKING STATEMENTS...................................................10

DIVIDENDS....................................................................10

USE OF PROCEEDS..............................................................10

SELLING STOCKHOLDERS.........................................................10

PLAN OF DISTRIBUTION.........................................................15

WHERE YOU CAN FIND MORE INFORMATION..........................................17



                         -------------------------------

        You should rely only on the information or representations provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.

                        ---------------------------------

                                   THE COMPANY

        Casual Male Retail Group, Inc. (formerly known as Designs, Inc.) is a publicly traded, Massachusetts-based brand retail operator which has historically specialized in selling quality branded apparel and accessories in outlet malls throughout the eastern part of the United States and Puerto Rico. All references in this prospectus to "Casual Male Retail Group," the "Company," "we," "us" and "our" are to Casual Male Retail Group, Inc. and its subsidiaries. For over 25 years, through a license agreement with Levi Strauss & Co., we owned and operated retail outlet stores selling exclusively Levi's(R) branded merchandise.

        Expanding upon our core competency of operating retail stores for branded apparel in the outlet channel of distribution, we recently entered into the following arrangements with two well-known apparel manufacturers:

     o In January 2002, we entered into a license agreement with Candie's, Inc., a leading designer and marketer of young women's footwear, apparel and accessories. Under this license agreement, we plan, over the next five years, to open and operate 75 Candie's(R) branded retail stores in outlet malls and value centers throughout the United States. We plan to open 11 Candie's(R) branded stores in outlet malls during the fiscal year ending February 1, 2003.

     o In February 2002, we finalized an exclusive joint venture agreement with EcKo Complex, LLC, a leading design-driven lifestyle brand targeting young men and women. EcKo has worldwide annual sales exceeding $200 million. Under the joint venture agreement, we will open and operate 75 EcKo(R) branded outlet stores throughout the United States over a six-year period. We plan to open five EcKo(R) branded outlet stores during fiscal 2003.

        We are continuing discussions with several other manufacturers as we strive to become a premier operator of branded retail outlet stores. We believe that manufacturers will find Casual Male Retail Group as their logical solution for an outlet channel of distribution of their branded merchandise.

        As of May 14, 2002, pursuant to an asset purchase agreement entered into as of May 2, 2002, by the Company, Casual Male Corp. and certain of its subsidiaries (which we refer to, collectively, as "old Casual Male"), we completed the acquisition of substantially all of the assets of old Casual Male for a purchase price of approximately $170 million, plus the assumption of certain operating liabilities. We were selected as the highest and best bidder for the old Casual Male assets at a bankruptcy court ordered auction commencing on May 1, 2002 and concluding on May 2, 2002, and our acquisition of old Casual Male was approved by the court on May 7, 2002.

        Old Casual Male was a leading independent specialty retailer of fashion, casual and dress apparel for big and tall men with annual sales that exceeded $350 million. Old Casual Male sold its branded merchandise through various channels of distribution including full price and outlet retail stores, direct mail and the internet. Old Casual Male had been operating under the protection of the U.S. Bankruptcy Court since May 2001.

        The Casual Male acquisition, along with the payment of certain related fees and expenses, was completed with funds provided by: (i) approximately $30.2 million in additional borrowings from our amended three-year $120.0 million senior secured credit facility with our bank, Fleet Retail Finance, Inc., (ii) $15.0 million in a three-year term loan with a subsidiary of Fleet Retail Finance, (iii) proceeds from the private placement in April and May 2002 of $24.5 million principal amount of 12% senior subordinated notes due 2007 together with detachable warrants to acquire 1,715,000 shares of our common stock at an exercise price of $0.01 per share and additional detachable warrants to acquire 1,176,471 shares of our common stock at an exercise price of $8.50 per share, (iv) proceeds from the private placement in April and May 2002 of $11.0 million principal amount of 5% senior subordinated notes due 2007, (v) approximately $82.5 million of proceeds from the private placement in April and May 2002 of approximately 1,379,300 shares of newly issued common stock and 180,162 shares of series B preferred stock, and (vi) the assumption of a mortgage note in a principal amount of approximately $12.2 million.

        Our principle executive offices are located at 555 Turnpike Street, Canton, Massachusetts 02021, and our telephone number is (781) 828-9300.

                               RECENT DEVELOPMENTS

        At the Company's annual meeting of stockholders held on August 8, 2002, the stockholders of the Company voted in favor of changing the Company's corporate name from Designs, Inc. to Casual Male Retail Group, Inc. Also at the annual meeting, the stockholders voted in favor of (i) changing the Company's state of incorporation from Delaware to Nevada, (ii) increasing the number of authorized shares of common stock from 50,000,000 shares to 75,000,000 shares and (iii) issuing additional shares of common stock upon the conversion of the Company's series B preferred stock and the exercise of certain outstanding warrants.

        On August 7, 2002, the Company announced that due to the continued erosion of the Levi's brand in the marketplace and Levi Strauss & Co.'s consistent inability to provide a balanced assortment of product for our Levi's(R) and Dockers(R) stores, the Company evaluated the current trends of its Levi's(R)/Dockers(R) outlet stores as a result of the continuing comparable store sale decreases the business was experiencing. As a result, the Company plans to close between 34 and 40 Levi's(R)/Dockers(R) stores, combine 6 to 8 other stores and reduce the square footage in another 20 to 25 stores. The Company expects to close between 15 and 20 Levi's(R) and Dockers(R) outlet stores over the next twelve to eighteen months, and has already started negotiations with several landlords to terminate leases on the remaining underperforming stores. At the same time, the Company is continuing to execute its integration plan to combine the operations of Designs, Inc. with Casual Male and is in the process of relocating the Company's distribution facility and corporate offices to Canton, Massachusetts.

        On August 23, 2002, the Company announced its second quarter financial results. For the second quarter of fiscal 2003, the Company reported a net loss of $12.9 million, which includes restructuring charges totaling $11.0 million, primarily related to the previously announced restructuring of the Company's Levi's(R)/Dockers(R) business and the integration of the Casual Male operations. This compares to a net income of $0.7 million in the corresponding period of the prior year. For the six months ended August 3, 2002, the Company reported a net loss of $14.7 million, of which $11.0 million relates to the aforementioned restructuring charges recorded in the second quarter of fiscal 2003. This compares to a net loss of $0.7 million in the corresponding period of the prior year. As a result of the restructuring charge, the income tax benefit previously recorded in the first quarter of the current year was reversed in the second quarter, such that no income tax benefit has been recognized in the year-to-date results. Without the impact of the $11.0 million restructuring charge, the Company would have reported a net loss of $0.5 million for the second quarter of fiscal 2003 and a net loss of $2.3 million for the six months ended August 3, 2002.

                                  RISK FACTORS

        Investing in shares of our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties may also impair our business operations. If the following risks actually occur, our business, financial condition and results of operations could be seriously harmed, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to the Market in Which We Operate

Our sales will suffer if we fail to accurately predict changing fashion trends and consumer preferences.


        Our business is dependent upon our being able to predict fashion trends, customer preferences and other fashion-related factors. Customer tastes and fashion trends are volatile and tend to change rapidly. Our success depends in large part upon management's ability to effectively predict and respond to changing fashion tastes and consumer demands and to translate market trends to appropriate saleable product offerings far in advance. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventory, which would decrease our revenues, profit margins and profits. In addition, the failure to satisfy consumer demand could have serious longer-term consequences, such as an adverse impact on our brand recognition and the loss of market share to our competitors if our customer base comes to believe that other retailers are more successfully addressing their preferences.

Macroeconomic factors adversely affecting the retail industry could also cause a decrease our retail sales which would negatively impact our profitability.

        Our sales could be negatively impacted by a weak retail environment caused by a decline in consumer confidence and ultimately a reduction in consumer spending for such discretionary items such as apparel, which become a lower priority than necessities such as food and housing. Apparel retailers are subject to general economic conditions and purchases of apparel may decline at any time, especially during recessionary periods. In addition, our financial performance is also sensitive to changes in consumer spending trends and shopping patterns.

        We understand that the retail industry can be adversely affected by certain economic factors outside of our control that would affect our costs as well as consumer spending behavior. Some of these factors include rising interest rates, negative consumer sentiment brought about by uncertainty over economic recovery and national security, inflation, and rising unemployment. Further, it is well-known in the apparel industry that when economic conditions worsen, men are more reluctant than women and children to shop for clothes for themselves. Because over 80% of our sales are attributable to men's apparel, we would be especially sensitive to such a decline. We have no ability to predict or control these economic and political variables.

We could lose market share to competitors in the retail industry, which would cause a decline in our revenues and have a serious adverse impact on our profitability.


        The United States casual apparel market, men's big and tall market and footwear industry are highly competitive with many national and regional department stores, specialty apparel retailers and discount stores offering a broad range of apparel products similar to the products that we sell. Besides retail competitors, we consider any casual apparel manufacturer operating in outlet parks throughout the United States to be a competitor in the casual apparel market. Due to consolidation in the men's apparel industry, it is possible that another competitor, either a mass merchant or a men's specialty store or specialty apparel catalog, could gain market share in men's big and tall apparel due to more favorable pricing, locations, brand and fashion assortment and size availability. Recently, sales of Levi's(R) brand jeans have been impacted by the increased competition from private labels as well as fashion jeans market entrants and by a decrease in national sales trends of Levi's(R) brand products. Our future Candie's(R) Outlet stores face substantial competition in each of our product lines from, among other brands, Skechers, Steve Madden and Esprit. The presence in the marketplace of various fashion trends and the limited availability of shelf space also can affect competition.


        We may not be able to compete successfully with our competitors in the future and could lose brand recognition and market share. A significant loss of market share would put the Company's revenues and profitability at risk.

Our advertising and promotion efforts, while increasing costs, may not result in increased sales.

        Our business is directly affected by the success or failure of the advertising and promotional efforts of the Company and our vendors. Future advertising efforts of our company, our vendors or our other licensors may be costly and may not result in increased sales. If a major advertising campaign were undertaken without success, then the Company's failure to realize any revenues from its advertising and promotional expenditures, together with the possible resulting erosion of brand recognition and loss of market share, would have a negative impact upon the Company's revenues. In either case, increased costs and decreased margins, accompanied by static or decreased revenues, would cause a decline in the Company's profitability.


Risks Related to Our Operations

Our business is likely to be damaged if we are unable to keep certain key personnel.


        Our future success is dependent on the personal efforts, performance and abilities of our key management. Although none of our senior executives is close to retirement age and we are not currently aware of any tensions between management and any senior executive, there is always the possibility that a key member of the management team could become unwilling or unable to continue in that capacity for other reasons. For example, the loss of the services of the Company's chief executive officer, David Levin, or its chief financial officer, Dennis Hernreich, both of whom are an integral part of our daily operations and primary decision makers in all operating matters, could significantly impact the business, until adequate replacements can be identified and put in place, by causing a loss of organizational focus, poor operating execution, or both. In addition, the loss of our chief executive officer and chief financial officer, each of whom has many years of senior executive experience in the retail apparel industry, could materially reduce our ability to identify and execute potential strategic initiatives such as joint venture and licensing opportunities, the establishment of new store locations, and possible acquisitions. That could, among other things, reduce potential revenues, prevent us from diversifying from more limited product lines and geographic concentrations, and expose us to downturns in those markets. The loss of those individuals as well as our chairman, who also has many years of experience in the capital markets, could negatively impact our ability to obtain additional debt or equity financing for our operations or to refinance existing indebtedness, or the terms that might be negotiated for such financing or refinancing. Those circumstances in turn could ultimately result in a significant decline in profitability and an erosion in the Company's financial condition. The competition is intense for the type of highly skilled individuals with relevant industry experience that we require and we may not be able to attract and retain new employees of the caliber needed to achieve our objectives.


If we fail to adequately upgrade and enhance our information systems and control procedures, our systems may not be able to support our requirements.


        The Company depends heavily upon technology and information systems to control inventory, sales, markdowns, merchandise on hand and other critical information. We periodically review, improve and, under certain circumstances, replace our technology and management information systems to provide enhanced support to all operating areas of our company. Currently, the Company is undergoing a significant effort to replace Casual Male's existing antiquated legacy systems, as part of the process of integrating the historical Designs, Inc. and Casual Male operations.

        It is critically important to the successful operation of the Company that the implementation of the systems integration process, which entails the replacement, enhancement, or upgrade of all Casual Male's vital information systems, be completed timely without disruption to the daily operations of the Company. The Company anticipates that the implementation will require approximately 12 months to complete.


        However, we may not be able to successfully implement required enhancements to our operating systems in the future. If such upgrades and enhancements are not successfully implemented, then our current systems may not be able to continue to support adequately our future management information requirements.


        Any significant deficiencies in our management information systems resulting in less than optimal systems performance could have a negative impact upon the business. For example, since the information systems provide vital information with respect to specific merchandise sales at the SKU level, replenishment requirements to maintain optimum inventory levels, and sell through data from which markdown requirements are identified to most productively sell through poor selling SKU's, if that information is not consistently provided on a timely and accurate basis the Company's sales could be severely impacted, or its gross margins could easily erode.


        If we fail to continue to improve upon and enhance our present management information systems, then we may not be able to resolve or eliminate any existing or potential difficulties, which could have a significant impact on our business and results of operations.

If the third party manufacturers upon which we are dependent are unable or unwilling to meet our needs, then we may be unable to obtain sufficient products of adequate quality.


        We do not own or operate any manufacturing facilities and are therefore are entirely dependent on third parties for the manufacture of the products we sell, which are the core of our business. Without adequate supplies of merchandise to sell to our customers in the merchandise styles and fashions demanded by the Company's particular customer base, sales would decrease materially and the Company's business would be in jeopardy. Furthermore, approximately 75-80% of our merchandise are private label items made specifically for Casual Male and its customers. In the event that manufacturers are unable or unwilling to ship products to us in a timely manner or continue to manufacture products for us, we would have to rely on other current manufacturing sources or identify and qualify new manufacturers. We might not be able to identify or qualify such manufacturers for existing or new products in a timely manner and such manufacturers might not allocate sufficient capacity to us in order to meet our requirements. The consequences of not securing adequate and timely supplies of private label merchandise would negatively impact proper inventory levels, sales and gross margin rates, and ultimately the profitability of the Company.

        In addition, even if our current manufacturers continue to manufacture our products, they may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with our standards. If we are forced to rely on products of inferior quality, then our brand recognition and customer satisfaction would be likely to suffer and the amount of merchandise we sell, or the prices we charge for such merchandise, or both, would be reduced, decreasing our revenues and our profitability.


        Should we experience significant unanticipated demand, we will be required to significantly expand our access to manufacturing, both from current and new manufacturing sources. If such additional manufacturing capacity is not available on terms as favorable as those obtained from current sources, then our revenues or profit margins, or both, will suffer.

If our trademarks or licenses are compromised, then the market for our products could decline.

        We own and use a number of trademarks and operate under certain trademark license agreements. We believe that these trademarks have significant value and are instrumental in our ability to create and sustain demand for and market our products. We cannot assure that these trademarks and licensing agreements will remain in effect or that they will be renewed. In addition, any future disputes concerning these trademarks and licenses may cause us to incur significant litigation costs or force us to suspend use of the trademarks. For additional details about our license agreements, you should refer to our Annual Report on Form 10-K for the fiscal year ended February 2, 2002 (which we refer to as the "Form 10-K"), which is incorporated herein by reference.

We may not be able to successfully expand our operations as planned.

        We plan to significantly expand our operations in fiscal 2003 by opening several new stores and we expect to have capital expenditures of approximately $4.0 million. Our expansion plans are discussed in detail in the Form 10-K. Our growth strategy depends on our ability to open and operate new retail stores on a profitable basis. Our operating complexity and management responsibilities will increase as we continue to grow, and we may face challenges in managing our future growth. This anticipated growth will require that we continue to expand and improve our operations, including our distribution infrastructure, and expand, train and manage our employee base. In addition, we may be unable to hire a sufficient number of qualified personnel to work in our new stores or to successfully integrate the stores into our business. Our expansion prospects also depend on a number of other factors, many of which are beyond our control, including, among other things: economic conditions, competition, and consumer preferences. We may not be able to achieve our store expansion goals and, even if we succeed in opening new stores as planned, our newly opened stores may not achieve revenue or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all.

Acts of terrorism or war could adversely impact our business.

        Additional actual or threatened acts of terrorism or war could negatively impact availability of merchandise or consumer spending trends and may otherwise adversely impact our business. Depending upon the nature of an attack or threatened attack, consumers may be unwilling or unable to go to our retail outlets or may otherwise decrease spending in general. A significant decrease in consumer spending could have a significant adverse impact on our revenues.


        In addition, approximately 20% of the Company's merchandise is directly imported from other countries, and most of its remaining merchandise is supplied by U.S. domestic suppliers which source their goods from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, then the Company's sales, gross margins and profit margins would significantly decline. Furthermore, in the event that commercial transportation is curtailed or substantially delayed, the Company may not be able to maintain adequate inventory levels of important merchandise levels on a consistent basis, which would negatively impact the Company's sales and potentially erode the confidence of its customer base, leading to further loss of sales and decline in profitability.

        In extreme circumstances, it may be necessary to close less productive stores so as to consolidate important merchandise categories into the Company's most productive stores which would severely impact the Company's profitability and cash flow.


Additional issuances of our common stock would cause you to incur immediate dilution.

        In private placement transactions in April and May 2002, we issued shares of common stock, preferred stock convertible into common stock and warrants to purchase common stock. The issuance of common stock upon conversion of the preferred stock and exercise of the warrants and other issuances of additional common stock by us, from time to time, subjects our common stock to the dilutive effects of such issuances.

Several provisions of our governing law could discourage, delay or prevent transactions that stockholders might otherwise consider favorable.

        It is possible that certain provisions of the Delaware corporate law or, if we change our state of incorporation from Delaware to Nevada (as approved at our annual meeting of stockholders on August 8, 2002), the Nevada corporate law may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests. Such provisions may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that might result in the receipt of a premium over the market price for the securities held by stockholders.

Risks Relating to Our Acquisition of Casual Male

We may fail to realize the cost savings we anticipated from the Casual Male acquisition.


        We anticipate significant cost savings following our May 2002 acquisition of substantially all the assets of Casual Male, primarily through headcount reductions, renegotiation of contractual arrangements for supplies and services associated with the operation for more favorable pricing terms, elimination of inefficient and costly business processes and costs by streamlining the Company's management information systems and economies of scale in purchasing. It is possible that some of the contemplated reductions could fail to take place on the scale proposed due to unforeseen or underestimated needs for the employees in question. It is also possible that the cost savings associated with achieving purchasing economies fail to materialize due to unsuccessful negotiations with key vendors. There is also a cost to realizing the potential savings and these costs could potentially be higher than originally contemplated in management's projections. In such an instance, the amount of the cost savings would be offset by the higher costs of realizing the savings, thereby reducing the overall benefit of the acquisition and reducing our expected profitability. If there are substantial failures to achieve these cost savings, cash flow and the servicing of debt related to the acquisition could also be reduced.


We may not be able to successfully integrate the Company's prior operations with the Casual Male operations.


        Following the Casual Male acquisition, we face execution risk on two fronts: (i) successful post-acquisition integration of Casual Male operations and (ii) on-schedule store openings as outlined in our licensing and joint venture agreements with Candie's, Inc. and EcKo Complex, LLC, respectively. It is possible that unforeseen pitfalls during the post-acquisition integration effort could adversely affect our historical operation of operating branded outlet stores as well as our ability to operate the Casual Male stores effectively. In such an event, the Company's anticipated revenue growth may not be realized and the expected profit margins may not be achieved, and therefore the Company may not reach the level of profitability anticipated by management in connection with the acquisition. In an extreme case, the historical levels of both sales and profit margins for the different businesses could also be adversely impacted.

We may not succeed in our efforts to manage multiple brands in different channels of distribution.


        Several retailers have had problems executing a corporate strategy aimed at operating multiple brands in multiple channels. We have expertise in the outlet channel of distribution, but the Casual Male acquisition introduces operations in the specialty store and internet channels of distribution. We are now also responsible for all aspects of brand management with respect to the Casual Male brand, including advertising and promotion, and the servicing and merchandising of private label merchandise, which currently represent approximately 75-80% of Casual Male's merchandise inventory. Under the current operating model, this function is mostly the responsibility of the branded manufacturer. If the managing of multiple brands within multiple channels is poorly executed, the Company will not achieve its expected level of profitability, and could ultimately be compelled to eliminate the multiple brand strategy so that the organization may focus on a single brand strategy.


If the size of our target demographic group shrinks, our sales are likely to decrease.


        Research provided to Casual Male by The NPD Group suggests that big and tall men accounted for approximately 11% of the total men's apparel market for 1999. Casual Male currently targets big and tall men in the 25-54 age group. However, as more and more food retailers begin to compete on the basis of providing more healthy menus, and American popular culture becomes more health conscious, the size of this target demographic could decrease, resulting in lower sales.


Covenants with our lenders may prevent management from doing things that would otherwise be in the Company's best interests.


        The Third Amended and Restated Loan and Security Agreement that we entered into with Fleet Retail Finance and other lenders on May 14, 2002 contains numerous operating covenants that will limit the discretion of management with respect to certain business matters, and which will place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, and to make certain payments or investments, loans and guarantees. These restrictions can have a negative impact upon the Company being able to expend funds as it deems necessary, including for the opening of new store locations or the pursuit of potential acquisitions, joint ventures or other strategic initiatives, or enter into important contractual relationships for the improvement of the operation, which could ultimately negatively impact the Company's financial performance.


Changes in the Company's credit profile following the Casual Male acquisition could have a detrimental effect on its relationship with its suppliers.

        As a result of the additional debt we incurred to finance the Casual Male acquisition, we have become a highly leveraged company. This will have several important effects on our future operations including, but not limited to, (i) a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our indebtedness and will not be available for other purposes, (ii) certain restrictions related to our borrowing may limit our ability to borrow additional funds or dispose of assets and may affect our flexibility in planning for, and reacting to, changes in it business, including other possible acquisition activities, and (iii) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be impaired.


        Based on the foregoing, our credit risk profile has changed from that of a historically unleveraged company to that of a highly leveraged company. As such, certain suppliers may change the terms under which they are willing to extend trade credit to us or the amount of such credit they are willing to extend at any one time. In both cases the amount of trade credit would be reduced, which would negatively impact the Company's working capital available for operating purposes, increase the borrowings under its revolving line of credit, and reduce the liquidity amount available under its revolving line of credit. In the event that suppliers reduce credit terms or place us on a cash-on-delivery (C.O.D.) basis, our working capital liquidity could be substantially reduced and we could have difficulty maintaining inventory levels or otherwise funding our operating needs.

                           FORWARD-LOOKING STATEMENTS

        This prospectus contains forward looking statements, which include statements based on our current expectations, assumptions, estimates and projections about our business and our industry. The nature of forward-looking information is that such information involves assumptions, risks and uncertainties. Forward-looking information requires our management to make assumptions, estimates, forecasts and projections regarding our future results as well as the future effectiveness of our strategic plans and future operational decisions. Forward-looking statements made by us or on our behalf are subject to the risk that the forecasts, projections, and expectations of management, or assumptions underlying such forecasts, projections and expectations, may become inaccurate. Accordingly, our future financial positions, the actual results of our operations and the implementation of our plans and operations may differ materially from forward-looking statements made by us or on our behalf.

        We use words such as "believes," "anticipates," "expects," "intends," "plans" and similar expressions to identify forward-looking statements, but these are not the exclusive means of identifying these statements. Actual results could differ materially from those projected in any forward-looking statements for the reasons detailed in "Risk Factors" or elsewhere in this prospectus. Before you decide to invest in our common stock, you should be aware that if any of the events described in the "Risk Factors" section and elsewhere in this prospectus occur, they could have an adverse affect on our business. We assume no obligation to update any forward-looking statement.

                                    DIVIDENDS

        We presently intend to retain earnings for working capital and to fund capital expenditures. Accordingly, there is no present intention to pay dividends on any shares of our common stock. In addition, the Third Amended and Restated Loan and Security Agreement further restricts the payment of dividends.

                                 USE OF PROCEEDS

        We will not receive any proceeds from any sales of the shares offered pursuant to this prospectus.

                              SELLING STOCKHOLDERS

        In May 2002, we issued to certain investors who are selling stockholders hereunder a total of 180,162 shares of series B preferred stock and 1,379,300 shares of common stock, and we have issued to the placement agent for certain such transactions warrants to purchase 500,000 shares of common stock at an exercise price of $4.25 per share. Each share of series B preferred stock was automatically converted into 100 shares of common stock upon approval by our stockholders of the proposal to approve the issuance of common stock upon conversion of the series B preferred stock at the annual meeting of our stockholders held on August 8, 2002. These transactions and the process of stockholder approval are described more fully in our Current Report on Form 8-K filed on May 23, 2002, as amended on May 23, 2002 and June 14, 2002, and our definitive proxy statement filed on July 8, 2002, all of which are incorporated herein by reference.

        Also in April and May 2002, in connection with the private placement of our senior subordinated notes, we issued certain purchasers of such notes who are selling stockholders hereunder detachable warrants to purchase an aggregate of 2,891,471 shares of common stock with initial exercise prices ranging from $0.01 to $8.50 per share.

        The following table sets forth information as of June 3, 2002, regarding the beneficial ownership of shares of common stock by the selling stockholders. The table presents the total number of shares of common stock owned by the selling stockholders prior to the offering contemplated by this prospectus, the total number of shares included in the offering and, assuming the selling stockholders will offer all of the shares listed in the table below pursuant to the offering contemplated by this prospectus, the total number of shares of common stock owned by the selling stockholders after completion of the offering. This prospectus offers, and the registration statement of which this prospectus forms a part registers, only the shares which are listed in the table below in the column titled "Number of shares of Offered Common Stock." Selling stockholders may sell only those shares pursuant to the offering. The presentation is based on (i) 15,989,343 shares of our common stock that were reported as outstanding on June 3, 2002, (ii) 18,016,200 shares of our common stock issued upon conversion of the series B preferred stock on August

8, 2002 and (iii) 4,531,471 shares of our common stock anticipated to be issued or issuable upon exercise of warrants and options.

        The following table and notes following the table were prepared based on information provided to us by the listed selling stockholders. Other than as set forth in the footnotes to the following table, the selling stockholders have not had any material relationship with Casual Male Retail Group within the past three years.



                                                                                                     Percentage    Percentage
                                                                                                         of        outstanding
                                                                                                        shares      Number of
                                                               Number of         Number of              owned      shares owned
                                                              shares owned       shares of            subsequent    subsequent
                                                              prior to the     offered common           to the        to the
Selling Stockholder                                             offering           stock               offering      offering
-------------------                                           ------------     ---------------       -----------    -----------

300 Plaza Drive Associates                                        25,000             25,000               --            *
Almarc Trading Corp. Defined Benefit
  Plan**                                                          25,000             25,000               --            *
AMT Asset Management, LP**                                        50,000             50,000               --            *
Barclays Global Investors Ltd.                                    33,000             33,000               --            *
Baron Asset Fund on behalf of                                  3,760,353          3,760,353               --            *
  the Small Cap Fund Series (1)**
Benchmark Partners, LP                                           235,300            235,300               --            *
Brahman Bull Fund, L.P.                                          148,200            148,200               --            *
Brahman C.P.F. Partners, L.P.                                     66,800             66,800               --            *
Brahman Institutional Partners, L.P.                              52,200             52,200               --            *
Brahman Partners II Offshore, Ltd.                                94,200             94,200               --            *
Brahman Partners II, L.P.                                         46,100             46,100               --            *
Brahman Partners III, L.P.                                         8,600              8,600               --            *
The Branagh Revocable Trust, Peter W                               6,500              6,500               --            *
Branagh and Ramona Y. Branagh, Trustees
  Bric Retail, L.P.                                               15,700             10,600              5,100          *
Bric6, LP                                                        225,200            218,400              6,800          *
Bricoleur Enhanced, L.P.                                         219,400            219,300                100          *
Bricoleur Managed Trust                                           48,900             48,900               --            *
Bricoleur Offshore, Ltd.                                         361,900            361,000                900          *
Bricoleur Partners II, L.P.                                      305,500            304,700                800          *
Bricoleur Partners, L.P.                                         250,900            238,500             12,400          *
Bricoleur-Plus Fund, Ltd.                                         13,400             10,600              2,800          *
Allen Brill                                                       47,500             40,000              7,500          *
Brook Road Nominee Trust                                          50,000             50,000               --            *
Buckingham RAF Int'l Partners, L.P.**                            110,600            110,600               --            *
Buckingham RAF Partners II, L.P.**                                55,600             51,800              3,800          *
Buckingham RAF Partners, L.P.**                                  720,900            661,200             59,700          *
BY Partners, L.P.                                                289,800            289,800               --            *
Carafe Investment Co. Ltd.                                       397,000            100,000            297,000          *
Clark Partners I, L.P. (2)                                     2,346,359          2,346,359               --            *
Stewart L. Cohen                                                  23,500             23,500               --            *
Cragswood, Ltd.                                                   18,900             18,900               --            *
Kenneth C. Cummins (3)                                            69,100             30,000             39,100          *
Walter Fischer                                                    60,000             50,000             10,000          *
Glenhill Capital, LP                                           1,129,500          1,129,500               --            *
Glenhill Capital Overseas Partners Ltd.                          282,400            282,400               --            *
Howard Gonchar                                                    31,500             23,500              8,000          *
Richard W. Greene IRA                                             25,000             25,000               --            *
Jon D. Gruber & Linda W. Gruber                                   61,900             58,900              3,000          *

                                       11


                                                                                                     Percentage    Percentage
                                                                                                         of        outstanding
                                                                                                        shares      Number of
                                                               Number of         Number of              owned      shares owned
                                                              shares owned       shares of            subsequent    subsequent
                                                              prior to the     offered common           to the        to the
Selling Stockholder                                             offering           stock               offering      offering
-------------------                                           ------------     ---------------       -----------    -----------

Gruber & McBaine International                                   125,800            121,800              4,000          *
Patrick M. Guarini                                                23,500             23,500               --            *
Guerrilla IRA Partners                                            14,000             14,000               --            *
Guerrilla Partners                                                33,100             33,100               --            *
Halpern Capital DBA UVEST Investment
  Services (4)                                                   500,000            500,000               --            *
Dennis R. Hernreich (5)                                          109,268             60,000             49,268          *
Hocky Capital, LP                                                227,100            227,100               --            *
Hocky Capital QP LP                                              224,800            224,800               --            *
Allison Holtzman IRA, Bear Stearns
  Securities Corp. Custodian                                       7,800              7,800               --            *
Marc L. Holtzman                                                  23,500             23,500               --            *
Marc L. Holtzman, Trustee for Allison
  Holtzman                                                         3,500              3,500               --            *
Marc L. Holtzman, Trustee for Olivia
  Garcia                                                           7,600              7,600               --            *
Marc L. Holtzman, Trustee for Percy
  Holtzman                                                         2,000              2,000               --            *
Marc L. Holtzman, Trustee for Rivers
  Holtzman                                                         1,100              1,100               --            *
Marc L. Holtzman, Trustee for Sterling
  Garcia                                                           7,200              7,200               --            *
Marc L. Holtzman, Trustee for Temple
  Holtzman                                                         1,100              1,100               --            *
Steven Holtzman                                                   23,500             23,500               --            *
Seymour Holtzman (6)                                           4,050,739            300,000          2,148,280          5.6%
Interstate Properties                                            235,300            235,300               --            *
Jewelcor Management, Inc. (7)                                  3,682,974          1,602,459          2,080,515          5.4%
JLF Offshore Fund, Ltd.                                          795,000            795,000               --            *
JLF Partners I, LP                                               616,800            616,800               --            *
Warren B. Kanders                                                235,300            235,300               --            *
Burton I. Koffman                                                 50,000             50,000               --            *
Milton Koffman                                                    50,000             50,000               --            *
Ruthanne Koffman                                                  10,000             10,000               --            *
Lagunitas Partners LP                                            422,700            407,700             15,000          *
David A. Levin (8)                                               497,667            465,500             32,167          *
Carl M. Lieberman                                                 50,000              5,000             45,000          *
Lynch Childrens Trust FBO Anne Lynch**                            16,800              4,800             12,000          *
Lynch Childrens Trust FBO Elizabeth Lynch**                       16,800              4,800             12,000          *
Lynch Childrens Trust FBO Mary Lynch**                            16,800              4,800             12,000          *
Peter and Carolyn Lynch JWROS**                                  132,700             37,700             95,000          *
The Lynch Foundation**                                            54,500             29,500             25,000          *
Peter S. Lynch Charitable Lead Annuity
  Trust**                                                          7,900              5,900              2,000          *
Peter S. Lynch Charitable Remainder
  Trust**                                                         60,100             47,100             13,000          *
Peter S. Lynch Charitable Unitrust**                               9,100              7,100              2,000          *
Allan R. Lyons                                                    25,000             25,000               --            *
Paul R. Mancia                                                   365,000             25,000            340,000          *
Peter R. McMullin                                                 40,000             40,000               --            *
Metrowest Ent. 401(K) Profit Sharing                              16,500              1,500             15,000          *
Plan FBO Carl M. Lieberman
Jeremiah P. Murphy, Jr. (9)                                       94,326             25,000             69,326          *
New Valu, Inc.                                                    40,000             40,000               --            *
Robert Patron (10)                                                30,000             30,000               --            *
Joseph Pennacchio (11)                                           121,212             50,000             71,212          *

                                       12


                                                                                                     Percentage    Percentage
                                                                                                         of        outstanding
                                                                                                        shares      Number of
                                                               Number of         Number of              owned      shares owned
                                                              shares owned       shares of            subsequent    subsequent
                                                              prior to the     offered common           to the        to the
Selling Stockholder                                             offering           stock               offering      offering
-------------------                                           ------------     ---------------       -----------    -----------

Permal U.S. Opportunities Fund, Ltd.                             565,000            565,000               --            *
Pollack Investment Partnership, LP                                16,500             16,500               --            *
Pollat, Evans & Co. Inc.                                           7,500              7,500               --            *
George T. Porter, Jr. (12)                                        92,906             55,000             37,906          *
Prism Partners I, L.P.                                           250,000            250,000               --            *
Prism Partners II Offshore Fund                                  250,000            250,000               --            *
Putnam Investment Funds- Putnam Small
  Cap Value Fund**                                               989,600            989,600               --            *
Putnam Variable Trust- Putnam VT Small
  Cap Value Fund**                                               377,000            377,000               --            *
Putnam World Trust II: Putnam U.S. Small
  Cap Value Equity Fund (Dublin)**                                12,700             12,700               --            *
Reservoir Capital Master Fund, L.P.                               67,600             67,600               --            *
Reservoir Capital Partners, L.P.                                 403,100            403,100               --            *
Eugene Roth                                                      111,500             50,000             61,500          *
Estate of Marvin Roth                                             50,000             50,000               --            *
Phillip W. Roth                                                  140,000             80,000             60,000          *
Sonia Seidman                                                     16,500             16,500               --            *
Seidman & Associates, LLC                                         34,000             34,000               --            *
Seidman Investment Partnership II, LP                             16,500             16,500               --            *
Seidman Investment Partnership, LP                                16,500             16,500               --            *
John J. Sweeney (13)                                              20,668              3,500             17,168          *
Tucker Anthony Incorporated (14)                                  50,000             50,000               --            *
Hugh Sheldon Unger, Lincoln Trust TTEE
  IRA                                                             18,600             12,500              6,100          *
Jeffrey and Sheryl Unger (15)                                     43,650             10,000             33,650          *
Michael H. Weiss                                                  55,800             50,000              5,800          *
Weiss, Peck & Greer, L.L.C                                     1,529,500          1,529,500               --            *
Whiffletree Partners LP**                                        235,300            235,300               --            *
Willow Creek Capital Partners, LP                                235,300            235,300               --            *
Willow Creek Offshore Fund                                       235,300            235,300               --            *
WPG Tudor Fund**                                                 235,300            235,300               --            *
Wynnefield Partners Small Cap Value, LP                          126,300            126,300               --            *
Wynnefield Partners Small Cap Value, LP I                        181,800            181,800               --            *
Wynnefield Small Cap Value Offshore
  Fund, Ltd.                                                      92,000             92,000               --            *
Zaxis Equity Neutral, L.P.                                        78,500             78,500               --            *
Zaxis Offshore Limited                                           571,500            571,500               --            *
Zaxis Partners, L.P.                                             138,000            138,000               --            *



* Less than 1%.


** Affiliate of registered broker-dealer.


(1) Includes 1,407,353 shares of common stock issuable upon exercise of warrants.

(2) Includes 934,559 shares of common stock issuable upon exercise of warrants. Stephen M. Duff, who is Treasurer of Ninth Floor Corporation, the general partner of Clark Partners I, L.P., and Senior Investment

     Manager at The Clark Estates, Inc., has been a member of the Board of Directors of the Company since May 14, 2002.

(3) Kenneth C. Cummins has been a legal consultant to the Company since November 12, 1996. Includes 20,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days.

(4)  Includes 500,000 shares of common stock issuable upon exercise of warrants.

(5) Dennis R. Hernreich has been Senior Vice President, Chief Financial Officer and Treasurer of the Company since September 5, 2000. Includes 61,668 shares of common stock issuable upon exercise of options exercisable within 60 days.


(6) Seymour Holtzman was appointed a director of the Company on April 7, 2000 and Chairman of the Board on April 11, 2000. On May 25, 2001, the Company hired Mr. Holtzman as an executive officer of the Company. Mr. Holtzman may be deemed to have shared voting and investment power over 4,050,739 shares of common stock, which includes 3,682,974 shares (including 549,559 shares issuable upon exercise of warrants) beneficially owned by Jewelcor Management, Inc., of which Mr. Holtzman is the Chairman, President and Chief Executive Officer and indirectly, with his wife, the primary shareholder; 337,765 shares owned individually, which includes 300,000 shares being offered pursuant to this prospectus subject to options and 25,000 shares subject to options exercisable within 60 days; and 30,000 shares owned by Mr. Holtzman's grandchildren as to which he disclaims beneficial ownership. The number of shares owned subsequent to the offering excludes 1,681,926 shares being offered by Jewelcor Management, Inc. pursuant to this prospectus.


(7) Jewelcor Management, Inc. has provided consulting services to the Company since October 1999. This consulting arrangement and other related transactions are described more fully in the Company's definitive proxy statement filed on July 8, 2002, which is incorporated herein by reference. Includes 549,559 shares of common stock issuable upon exercise of warrants. Excludes 337,765 shares, including 300,000 shares being offered pursuant to this prospectus subject to options and 25,000 shares subject to options exercisable within 60 days, owned individually by Seymour Holtzman and 30,000 shares owned by Mr. Holtzman's grandchildren. Includes 60,659 shares of common stock issued to Jewelcor Management, Inc. pursuant to a consulting agreement with the Company, which agreement was extended effective April 29, 2002.


(8) David A. Levin has been President and Chief Executive Officer of the Company since April 10, 2000 and a director of the Company since April 11, 2000. Includes 241,667 shares of common stock issuable upon exercise of options exercisable within 60 days.


(9) Jeremiah P. Murphy, Jr. has been a director of the Company since October 8, 1999. Includes 35,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(10) Robert Patron had been a director of the Company since October 1999 until his resignation effective March 11, 2002. Includes 30,000 shares of common stock issuable upon exercise of options.

(11) Joseph Pennacchio has been a director of the Company since October 8, 1999. Includes 35,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(12) George T. Porter, Jr. has been a director of the Company since October 28, 1999. Includes 65,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

(13) John J. Sweeney has been an employee of the Company since April 7, 1997. Includes 5,334 shares of common stock issuable upon exercise of options exercisable within 60 days.

(14) Represents shares of common stock issuable upon exercise of options granted in connection with professional services rendered to the Company.

(15) Jeffrey Unger was an employee of the Company from October 1999 through July 2000. Mr. Unger has been a investor relations consultant to the Company since July 2000. Includes 20,000 shares of common stock issuable upon exercise of options exercisable within 60 days.

        The aggregate proceeds to the selling stockholders from the sale of the shares listed in this prospectus offered by them pursuant to this prospectus will be the sale price of the shares less discounts and commissions, if any.

                              PLAN OF DISTRIBUTION

        The selling stockholders, which term includes their successors, transferees, pledgees or donees or their successors, may sell the shares offered pursuant to this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The shares offered pursuant to this prospectus may be sold by any selling stockholder in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions (1) on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, (2) in the over-the-counter market, (3) in transactions otherwise than on such exchanges or services or in the over-the-counter market, (4) through the writing of options, whether such options are listed on an options exchange or otherwise, or (5) through the settlement of short sales. In connection with the sale of the shares offered pursuant to this prospectus or otherwise, any selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

        Each selling stockholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.


        At the time of the private placement of our series B preferred stock and the issuance of our detachable warrants (converted into or exercisable for shares of common stock offered pursuant to this prospectus), each investor, including any registered broker-dealer or affiliate of a broker-dealer (whose purchases are understood by the Company to be in the ordinary course of business), represented to the Company, among other things, that such investor was not acquiring the securities with a view to any distribution thereof, and each such investor in our series B preferred stock represented that such investor had no agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the securities. The following selling stockholders which are registered broker-dealers are identified as "underwriters" (within the meaning of Section 2(11) of the Securities Act of 1933, as amended) with respect to the shares offered for sale by them pursuant to this prospectus: Halpern Capital DBA UVEST Investment Services; Tucker Anthony Incorporated; and Weiss, Peck & Greer, L.L.C. All selling stockholders which are affiliates of registered broker-dealers are identified by a double asterisk (**) in the table of selling stockholders appearing on pages 11 to 13 of this prospectus. The Company also understands that any underwriters, broker-dealers or agents that participate in the sale of the shares offered pursuant to this prospectus on behalf of the selling stockholders may be considered "underwriters" within the meaning of such statute. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.


        To the extent required, the common stock to be sold, the name of each selling stockholder, the respective purchase prices and the public offering prices, the name of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part.

                                     EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules as of February 2, 2002 and February 3, 2001 and the years then ended included in our Annual Report on Form 10-K for the year ended February 2, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our fiscal 2002 and fiscal 2001 financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        The consolidated statements of operations, stockholders' equity, and cash flows for the year ended January 29, 2000 and the related financial statement schedule for the year ended January 29, 2000, incorporated in this prospectus by reference from Designs, Inc.'s Annual Report on Form 10-K for the year ended February 2, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Casual Male Corp., debtor-in-possession, as of February 2, 2002 and February 3, 2001, and for each of the years in the three-years ended February 2, 2002, February 3, 2001 and January 29, 2000, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the February 2, 2002 financial statements contains an explanatory paragraph that states that most of the assets of Casual Male Corp. have been sold. Casual Male Corp. will continue operations primarily to liquidate any remaining assets and settle Casual Male Corp.'s remaining liabilities, including liabilities subject to compromise, to the extent possible. After the settlements have occurred, it is expected that Casual Male Corp. will cease operations. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus constitutes a part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act, including amendments thereto, relating to the shares offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should rely only on the information contained in this prospectus or incorporated herein by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by us may be inspected and copied at the Commission's Public Reference Section located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. The Commission also makes electronic filings publicly available on the Internet. The Commission's Internet address is http://www.sec.gov. The Commission's web site also contains reports, proxy statements and other information regarding us that has been filed with the Commission. Our common stock is quoted under the symbol "CMRG" on the Nasdaq National Market. Reports, proxy statements and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        The Commission allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. Further, all filings we make under the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     o    our definitive Proxy Statement, filed on July 8, 2002;

     o our Annual Report on Form 10-K for the fiscal year ended February 2, 2002;

     o our Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2002;

     o our Current Report on Form 8-K filed on May 23, 2002, as amended on May 23, 2002 and June 14, 2002;

     o the description of our capital stock set forth in our Registration Statement on Form S-1 (Registration No. 33-13402), filed with the SEC on April 22, 1987;

     o all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to above; and

     o all documents and reports subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering.

        We will furnish to any person to whom this prospectus is delivered, without charge, a copy of these documents upon written or oral request to Secretary, Casual Male Retail Group, Inc., 555 Turnpike Street, Canton, Massachusetts 02021. Our telephone number is (781) 828-9300. A copy of any exhibits to these documents will be furnished at no cost to any stockholder upon written or oral request.

       Disclosure of Commission Position on Indemnification for Securities
                                Act Liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Casual Male Retail Group pursuant to the provisions of Item 510 of Regulation S-K, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Casual Male Retail Group of expenses incurred or paid by a director, officer or controlling person of Casual Male Retail Group in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale hereunder will, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This prospectus does not constitute an offer to or solicitation of offers by anyone in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer is not qualified to do so or to anyone to whom it is unlawful to make such an offer or solicitation.


                                24,809,338 SHARES


                         CASUAL MALE RETAIL GROUP, INC.


                                  COMMON STOCK

                            -----------------------

                                   PROSPECTUS

                            -----------------------
                                 _________, 2002

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

        The Registrant will pay all of the expenses payable in connection with the offering described in this Registration Statement, which we estimate will be as follows:
                                                                           Total
SEC registration fee (actual) ..........................................$ 11,625
Accounting fees and expenses ...........................................$ 40,000
Legal fees and expenses.................................................$ 50,000
Printing and engraving expenses........................................ $  2,500
Miscellaneous expenses................................................. $  5,000
                                                                       ---------
    Total...............................................................$109,125

        The selling stockholders will be responsible for any and all expenses associated solely with the execution of the sale or sales of their shares.

Item 15.  Indemnification of Directors and Officers

        The Registrant's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that no director of the Registrant shall be personally liable to the Registrant or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by the Delaware General Corporation Law. The Delaware General Corporation Law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that directors remain liable for
(i) any breach of the directors' duty of loyalty to a company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which the directors derived an improper personal benefit. The effect of this provision of the Certificate of Incorporation is that directors cannot be held liable for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in the preceding sentence. The provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors, nor does it shield directors from liability under federal or state securities laws.

        The Certificate of Incorporation and the Registrant's By-Laws further provide for indemnification of the Registrant's directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

Item 16.  Exhibits

Exhibit No.    Description
-----------    -----------

5.1*...........Opinion of Kramer Levin Naftalis & Frankel LLP.

23.1**.........Consent of Independent Auditors - Ernst & Young LLP.

23.2**.........Independent Auditors' Consent - Deloitte & Touche LLP.

23.3**.........Independent Auditors' Consent - KPMG LLP.

23.4*..........Consent of Kramer Levin Naftalis & Frankel LLP (included in
               Exhibit 5.1).

24.1**.........Power of Attorney.

---------------
*  Filed herewith.
**  Previously filed.

Item 17.  Undertakings

        The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

          ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

          iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

        provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canton, Massachusetts, on September 9, 2002.

                                            By: /s/ David A. Levin
                                               -----------------------------
                                               David A. Levin
                                               President and Chief Executive
                                               Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                               Date
---------                    -----                               ----

/s/ David A. Levin           President, Chief Executive       September 9, 2002
------------------------
David A. Levin               Officer and Director
                             (Principal Executive Officer)

/s/ Dennis R. Hernreich      Senior Vice President, Chief     September 9, 2002
------------------------
Dennis R. Hernreich          Financial Officer and Treasurer
                             (Principal Financial and
                             Accounting Officer)

*                            Chairman of the Board of
------------------------     Directors
Seymour Holtzman

*                            Director
------------------------
Jesse H. Choper

                             Director
Alan Cohen

                             Director
Stephen M. Duff

*                            Director
------------------------
Jeremiah P. Murphy, Jr.

*                            Director
------------------------
Joseph Pennacchio

*                            Director
------------------------
George T. Porter, Jr.

*By: /s/ Dennis R. Hernreich                                  September 9, 2002
    --------------------
Dennis R. Hernreich
Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

5.1*           Opinion of Kramer Levin Naftalis & Frankel LLP.

23.1**         Consent of Independent Auditors - Ernst & Young LLP.

23.2**         Independent Auditors' Consent - Deloitte & Touche LLP.

23.3**         Independent Auditors' Consent - KPMG LLP.

23.4* Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1).

24.1**         Power of Attorney.

-------------------
*  Filed herewith.
**  Previously filed.